FMC Technologies Inc

1803 Gears Road

Houston, TX 77067

Phone 281 591 4414

Fax 281 591 4422

FMC Technologies

Via Telecopier & Courier

May 10, 2010

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC, 20549-4628

Attn:	Parker Morrill, Division of Corporate Finance

RE:	FMC Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009 (“Form 10-K”)

Filed March 1, 2010

File No. 1-16489

Dear Mr. Schwall:

On behalf of FMC Technologies, Inc. (the “Company”), set forth below is the response of the Company to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 30, 2010, with respect to the Company’s April 8, 2010 response to the Commission’s March 26, 2010 letter with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

For your convenience, each response is prefaced by the queries presented by the Staff’s corresponding comment in bold and italicized text.

1.	We note your responses to comments 1 and 3 of our letter dated March 26, 2010. We note also the representation in the January 2008 report on your website, referenced in our prior comment 1, that you were delivering a “huge PD metre based metering system to Sudan.” Please expand your discussion of the qualitative factors impacting your materiality analysis to address specifically the significance of this metering system to Sudan.

As previously noted, the PD meter for utilization in Sudan referenced in your letter was sold by FMC Kongsberg Metering A.S., one of the Company’s wholly owned, non-US subsidiaries. As indicated in Schedule 1 attached to the Company’s April 8, 2010 letter, the Company maintains that the total value of sales to Sudan during the relevant period is not material on a quantitative or qualitative basis. We believe the adjective “huge” used in an article from a non-Company publication but appearing on the website was neither a “representation” nor an objective statement related to materiality. Instead, it is our belief that the reference was to the physical size of parts of the system. The Company produces standard positive displacement (“PD”) meters in eight sizes: two (2”), three (3”), four (4”), six (6”), eight (8”), ten (10”), twelve (12”), and sixteen (16”). These sizes relate to the diameter of the pipelines attached to the meters. The 16” meter provided for this project is our largest PD meter. For your reference, the enclosed document provides a product comparison and visual depiction of the actual difference in size between our standard 6” and 8” meters and the 16” meter. While the system provided for this application was large, it was produced in the ordinary course of business and was not atypical for a system equipped with 16” meters. A system utilizing 16” meters is larger than a system using 6” or 8” meters simply because of its required layout, pipe size and equipment arrangement. Although physically larger than some of our systems, this shipment was neither unusual, significant, nor material in terms of the Company’s consolidated operations.

In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have any questions with respect to the information provided in this letter, please contact me by telephone at 281-591-4585 or by email to jeffrey.carr@fmcti.com.

FMC Technologies, Inc.

BY:	/s/ JEFFREY W. CARR
Jeffrey W. Carr Vice President, General Counsel & Secretary

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PD Meter Comparison
Model M16-S3
Size: 16”
Width: 46”
Height: 65.8”
Weight: 6,505 lbs.
Model G6-S6
Size: 6”
Width: 28.9”
Height: 29.6”
Weight: 930 lbs.
Model H8-S8
Size: 8”
Width: 40.3”
Height: 46.9”
Weight: 4,530 lbs.